Filed Pursuant to Rule 424(b)(3)

Registration No. 333-126087

KBS REAL ESTATE INVESTMENT TRUST, INC.

SUPPLEMENT NO. 4 DATED JULY 26, 2006

TO THE PROSPECTUS DATED JANUARY 13, 2006

This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust, Inc. dated January 13, 2006, as supplemented by supplement no. 1 dated April 6, 2006, supplement no. 2 dated May 5, 2006 and supplement no. 3 dated July 12, 2006. As used herein, the terms “we,” “our” and “us” refer to KBS Real Estate Investment Trust, Inc. and, as required by context, KBS Limited Partnership, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the acquisition of a $15,896,000 junior mezzanine loan;

•	certain information with respect to our indebtedness;

•	the declaration of daily dividends for the period from July 18, 2006 through July 31, 2006 and the period from August 1, 2006 through August 31, 2006 and an amendment to our advisory agreement made in connection with the declaration of dividends;

•	additional information with respect to the types of real-estate related investments in which we expect to invest and the risks related to such investments; and

•	the status of the offering.

Acquisition of the Tribeca Mezzanine Loan

On July 18, 2006, we purchased, through an indirect wholly owned subsidiary, a $15,896,000 junior mezzanine loan of which approximately $12,950,000 has been funded (the “Tribeca Mezzanine Loan”). We purchased this loan from AIG Mortgage Capital, LLC, which is not affiliated with us or our advisor. We are obligated to fund up to approximately $2,946,000 under the loan. We funded the acquisition with proceeds from an approximate $7,122,000 repurchase agreement with Greenwich Capital Financial Products, Inc., a $2,875,000 advance under a loan from an affiliate of our sponsors and with proceeds from this offering. The terms of the financing arrangements are described below under “Indebtedness.”

The Tribeca Mezzanine Loan bears interest at a variable rate equal to LIBOR plus 850 basis points and has an initial maturity date of March 1, 2008 with a one-year extension option subject to the payment of an extension fee and certain other conditions. Prior to the maturity date, the borrower under the Tribeca Mezzanine Loan is required to make monthly interest-only payments to us, with the outstanding principal balance being due on the maturity date (or on the extended maturity date, if applicable). In addition, the borrower under the Tribeca Mezzanine Loan must pay us an amount that brings the annualized internal rate of return on the Tribeca Mezzanine Loan to 25% prior to satisfaction of the loan. The Tribeca Mezzanine Loan is being used to fund future soft costs related to the conversion of an eight-story loft building into a 10-story condominium building with a mix of 66 single-level to tri-level luxury condominium units totaling approximately 153,400 square feet, approximately 5,100 square feet of grade level retail area and a garage with approximately 75 parking stalls (the “Tribeca Building”). The Tribeca Building is located at 415 Greenwich Street in New York, New York. There is approximately $125,000,000 of senior financing on the project. The Tribeca Mezzanine Loan is secured by a pledge of the ownership interests of an entity that indirectly holds the sole ownership interest in the entity owning the real property.

Indebtedness

On July 18, 2006, the indirect wholly owned subsidiary through which we purchased the Tribeca Mezzanine Loan entered into a $7,122,231 repurchase agreement with Greenwich Capital Financial Products, Inc. Subject to certain conditions, the advance under the repurchase agreement may be increased up to an aggregate amount of $8,742,800. The financing under this agreement matures on July 17, 2007, but may be accelerated on any event of default and may be prepaid by us subject to certain conditions. The financing bears interest at a rate of LIBOR plus 200 basis points, reset monthly, prior to any event of default. On an event of default, the interest rate will be LIBOR plus 400 basis points. This financing is effectively secured under the repurchase agreement by principal and interest payments on the Tribeca Mezzanine Loan. The obligations under this financing are guaranteed by us and by Charles J. Schreiber, Jr., Peter M. Bren, Peter McMillan III and Keith D. Hall, who are our sponsors and each of whom is one of our officers and/or directors. This guarantee will expire once we have received capital contributions of $25 million or more in this offering.

Also on July 18, 2006, our Operating Partnership borrowed approximately $2,875,000 from KBS Holdings LLC in connection with the acquisition of the Tribeca Mezzanine Loan. KBS Holdings is a limited liability company that is wholly owned by Charles J. Schreiber, Jr., Peter M. Bren, Peter McMillan III and Keith D. Hall, our sponsors and each of whom is one of our officers and/or directors. On July 6, 2006, our Operating Partnership executed a promissory note in favor of KBS Holdings. Pursuant to the promissory note, the Operating Partnership agreed to repay any advances, up to an aggregate principal amount of $10,000,000, plus any interest on the unpaid principal advanced under the note, by July 6, 2008. The unpaid principal under the promissory note bears simple interest from the date advanced at the rate of 6% per annum. The unpaid principal balance under the promissory note as of July 18, 2006 is $8,447,137. The Operating Partnership may prepay the unpaid principal balance under the promissory note, in whole or in part, together with all interest then accrued under the note, at any time, without premium or penalty. KBS Holdings may upon written demand require the Operating Partnership to prepay outstanding amounts under the promissory note, in whole or in part, provided that funds are available from the proceeds of our ongoing initial public offering. Pursuant to the promissory note, funds are deemed available from our offering if neither we, the Operating Partnership nor any of our subsidiaries have used or become contractually obligated to use such proceeds for another purpose, including the repayment of third-party debt related to the properties or other assets acquired by us or our subsidiaries. The promissory note is unsecured.

As of July 26, 2006, our total long-term indebtedness, or indebtedness with a maturity of longer than one year, was approximately $35,167,368, which consists of approximately $25,170,137 of debt incurred in connection with the acquisition of the Sabal Pavilion Building in Tampa, Florida and approximately $9,997,231 of debt incurred in connection with the acquisition of the Tribeca Mezzanine Loan.

Declaration of Dividends and Amendment to Advisory Agreement

On July 18, 2006, our board of directors declared a daily dividend for the period from July 18, 2006 through July 31, 2006, which dividend will be paid in cash in August 2006. The board also declared a daily dividend for the period from August 1, 2006 through August 31, 2006, which dividend will be paid in cash in September 2006. The dividends will be calculated based on stockholders of record each day during these periods at a rate of $0.0019178 per day and will equal a daily amount that, if paid each day for a 365-day period, would equal a 7.0% annualized rate based on a purchase price of $10.00 per share.

Generally, our policy is to pay distributions from cash flow from operations. In order that our stockholders could begin receiving cash distributions, on July 18, 2006, we entered into an amendment to the advisory agreement with our advisor. Pursuant to the amendment, our advisor has agreed to advance funds to us equal to the cumulative amount of distributions declared by our board of directors for the period ending August 31, 2006 less the amount of our funds from operations (as defined by NAREIT) from January 1, 2006 through August 31, 2006, provided that in no event will the amount of the advance be more than the cumulative amount of distributions declared by our board of directors for the period ending August 31, 2006. Under the amendment, we are only obligated to reimburse the advisor for these expenses if and to the extent that our cumulative funds from operations for the period commencing January 1, 2006 through the date of any such reimbursement exceed the lesser of (i) the cumulative amount of any distributions declared and payable to our stockholders as of the date of such reimbursement or (ii) an amount that is equal to a 7.0% cumulative, non-compounded, annual return on invested capital for our stockholders for the period from July 18, 2006 through the date of such reimbursement. No interest will accrue on the advance being made by the advisor. The advisor is wholly owned by KBS Holdings.

Investment Objectives

We intend to acquire and manage a diverse portfolio of real estate assets, targeting approximately 70% in core investments, which are generally existing properties with at least 80% occupancy and minimal near-term lease rollover, and approximately 30% in real estate-related investments and enhanced-return properties. Though our target portfolio would consist of 30% real estate-related investments and enhanced-return properties, we will not forgo a good investment opportunity because it does not precisely fit our expected portfolio composition. Thus, to the extent that our advisor presents us with good investment opportunities that allow us to meet the REIT requirements under the Internal Revenue Code, our portfolio may consist of a greater percentage of enhanced-return properties and real estate-related investments.

Real estate-related investments and enhanced-return properties are higher-yield and higher-risk investments that our advisor will actively manage. The real estate-related investments in which we may invest include: (i) mortgage loans; (ii) equity securities such as common stocks, preferred stocks and convertible preferred securities of real estate companies; (iii) debt securities such as mortgage-backed securities, commercial mortgages, mortgage loan participations and debt securities issued by other real estate companies; and (iv) certain types of illiquid securities, such as mezzanine loans and bridge loans. While we may invest in any of these real estate-related investments, we expect that the substantial majority of these investments will consist of mezzanine loans, commercial mortgage-backed securities and B-Notes as well as collateralized debt obligations. The enhanced-return properties that we will seek to acquire and reposition include: properties with moderate vacancies or near-term lease rollovers; poorly managed and positioned properties; properties owned by distressed sellers; and built-to-suit properties.

Mezzanine Loans

The mezzanine loans in which we may invest will generally take the form of subordinated loans secured by a pledge of the ownership interests of an entity that directly or indirectly owns real property. Such loans may also take the form of subordinated loans secured by second mortgages on real property. We may hold senior or junior positions in mezzanine loans, such senior or junior position denoting the particular leverage strip that may apply.

We may require other collateral to secure mezzanine loans, including letters of credit, personal guarantees or collateral unrelated to the property. We may structure our mezzanine loans so that we receive a stated fixed or variable interest rate on the loan as well as a percentage of gross revenues and a percentage of the increase in the fair market value of the property securing the loan, payable upon maturity, refinancing or sale of the property. Our mezzanine loans may also have prepayment lockouts, penalties, minimum profit hurdles and other mechanisms to protect and enhance returns in the event of premature repayment.

These investments typically range in size from $10 to $50 million, have terms from 2 to 10 years and bear interest at a rate of 275 to 800 basis points over the applicable interest rate index. Mezzanine loans may have maturities that match the maturity of the related mortgage loan but may have shorter terms. We expect to hold these investments to maturity. Mezzanine loans usually have loan-to-value ratios between 66% and 90%.

These types of investments generally involve a lower degree of risk than an equity investment in an entity that owns income-producing real property because the mezzanine investment is generally secured by the ownership interests in the property-owning entity and, as a result, is senior to the equity. Upon a default by the borrower under the mezzanine loan, the mezzanine lender generally can take immediate control and ownership of the property-owning entity, subject to the senior mortgage on the property that stays in place in the event of a mezzanine default and change of control of the borrower.

These types of investments involve a higher degree of risk relative to the long-term senior mortgage secured by income-producing real property because the investment may become unsecured as a result of foreclosure by the senior lender. In the event of a bankruptcy of the entity providing the pledge of its ownership interests as security, we may not have full recourse to the assets of such entity, or the assets of the entity may not be sufficient to satisfy the mezzanine loan. If a borrower defaults on our mezzanine loan or debt senior to our loan, or in the event of a borrower bankruptcy, our mezzanine loan will be satisfied only after the senior debt.

Commercial Mortgage-Backed Securities

Commercial mortgage-backed securities, or CMBS, are securities that evidence interests in, or are secured by, a single commercial mortgage loan or a pool of commercial mortgage loans. Accordingly, these securities are subject to all of the risks of the underlying mortgage loans.

CMBS are generally pass-through certificates that represent beneficial ownership interests in common law trusts whose assets consist of defined portfolios of one or more commercial mortgage loans. They are typically issued in multiple tranches whereby the more senior classes are entitled to priority distributions from the trust’s income. Losses and other shortfalls from expected amounts to be received on the mortgage pool are borne by the most subordinate classes, which receive payments only after the more senior classes have received all principal and/or interest to which they are entitled.

The credit quality of mortgage-backed securities depends on the credit quality of the underlying mortgage loans, which is a function of factors such as:

•	the principal amount of the loans relative to the value of the related properties;

•	the mortgage loan terms (e.g. amortization);

•	market assessment and geographic location;

•	construction quality of the property; and

•	the creditworthiness of the borrowers.

The securitization process is governed by one or more of the rating agencies, including Fitch, Moody’s and Standard & Poor’s, who determine the respective bond class sizes, generally based on a sequential payment structure. Bonds that are rated from AAA to BBB by the rating agencies are considered “investment grade.” Bond classes that are subordinate to the BBB class are considered “non-investment” grade. The respective bond class sizes are determined based on the review of the underlying collateral by the rating agencies. The payments received from the underlying loans are used to make the payments on the CMBS. Based on the sequential payment priority, the risk of nonpayment for the AAA CMBS is lower than the risk of nonpayment for the non-investment grade bonds. Accordingly, the AAA class is typically sold at a lower yield compared to the non-investment grade classes that are sold at higher yields. We may invest in investment grade and non-investment grade CMBS classes.

B-Notes

We may invest in B-Notes generated from structured transactions that may or may not have been rated by a recognized rating agency. B-Notes are junior participations in a first mortgage loan on a single property or group of related properties. The senior participation is known as an A-Note. Although a B-Note may be evidenced by its own promissory note, it shares a single borrower and mortgage with the A-Note and is secured by the same collateral. B-Note lenders have the same obligations, collateral and borrower as the A-Note lender, but in most instances B-Note lenders are contractually limited in rights and remedies in the event of a default. The B-Note is subordinate to the A-Note by virtue of a contractual or intercreditor arrangement between the A-Note lender and the B-Note lender. For the B-Note lender to actively pursue its available remedies (if any), it must, in most instances, purchase the A-Note or maintain its performing status in the event of a default on the B-Note. The B-Note lender may in some instances require a security interest in the stock or partnership interests of the borrower as part of the transaction. If the B-Note holder can obtain a security interest, it may be able to accelerate gaining control of the underlying property, subject to the rights of the A-Note holder. Both of these debt instruments are senior to the mezzanine debt tranches described above though may be junior to another junior participation in the first mortgage loan.

B-Notes typically are secured by a single property, and the associated credit risk is concentrated in that single property. B-Notes share certain credit characteristics with second mortgages in that both are subject to more credit risk with respect to the underlying mortgage collateral than the corresponding first mortgage or the A-Note. We may acquire B-Notes in negotiated transactions with the originators on large single and portfolio private debt placements, as well as in the secondary market. Our management believes that B-Notes are one of the safest subordinated debt instruments because B-Notes share a single mortgage with the A-Note and, as a result, its position survives an event of foreclosure. After the A-Note is satisfied, any remaining recoveries go next to the B-Note holder.

Collateralized Debt Obligations

To the extent permitted by the REIT rules, we may also invest in collateralized debt obligations, or CDO. Collateralized debt obligations are multiple class debt securities, or bonds, secured by pools of assets, such as mortgage-backed securities, B-Notes, mezzanine loans and REIT debt. Like typical securitization structures, in a collateralized debt obligation the assets are pledged to a trustee for the benefit of the holders of the bonds. The bonds may be rated by one or more rating agencies.

Risks Related to Real Estate-Related Investments

In addition to the risks described in the prospectus under “Risk Factors – Risks Related to Real Estate-Related Investments,” you should carefully consider the following risks related to our investments in B-Notes, non-conforming and non-investment grade loans and subordinated debt.

The B-Notes in which we invest may be subject to additional risks relating to the privately negotiated structure and terms of the transaction, which may result in losses to us.

A B-Note is a mortgage loan typically (i) secured by a first mortgage on a single large commercial property or group of related properties and (ii) subordinated to an A-Note secured by the same first mortgage on the same collateral. As a result, if a borrower defaults, there may not be sufficient funds remaining for B-Note holders after payment to the A-Note holders. Since each transaction is privately negotiated, B-Notes can vary in their structural characteristics and risks. For example, the rights of holders of B-Notes to control the process following a borrower default may be limited in certain investments. We cannot predict the terms of each B-Note investment. Further, B-Notes typically are secured by a single property, and so reflect the increased risks associated with a single property compared to a pool of properties.

Investment in non-conforming and non-investment grade loans may involve increased risk of loss.

Loans we may acquire may not conform to conventional loan criteria applied by traditional lenders and may not be rated or may be rated as non-investment grade. Non-investment grade ratings for these loans typically result from the overall leverage of the loans, the lack of a strong operating history for the properties underlying the loans, the borrowers’ credit history, the properties’ underlying cash flow or other factors. As a result, loans we acquire may have a higher risk of default and loss than conventional loans. Any loss we incur may reduce distributions to stockholders and adversely affect the value of our common stock.

Our investments in subordinated loans and subordinated mortgage-backed securities may be subject to losses.

We intend to acquire subordinated loans and invest in subordinated mortgage-backed securities. In the event a borrower defaults on a loan and lacks sufficient assets to satisfy our loan, we may suffer a loss of principal or interest. In the event a borrower declares bankruptcy, we may not have full recourse to the assets of the borrower, or the assets of the borrower may not be sufficient to satisfy the loan. In addition, certain of our loans may be subordinate to other debt of the borrower. If a borrower defaults on our loan or on debt senior to our loan, or in the event of a borrower bankruptcy, our loan will be satisfied only after the senior debt is paid in full. Where debt senior to our loan exists, the presence of intercreditor arrangements may limit our ability to amend our loan documents, assign our loans, accept prepayments, exercise our remedies (through “standstill periods”) and control decisions made in bankruptcy proceedings relating to borrowers.

Status of the Offering

We commenced our initial public offering of 280,000,000 shares of common stock on January 27, 2006. As of July 26, 2006, we had received aggregate gross offering proceeds of approximately $7.35 million in our initial public offering.